EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

Three Months Ended April 30, 2026

This following Management’s Discussion and Analysis (“MD&A”) is prepared as of June 26, 2026 and provides a review of the financial condition and results of operations for BetterLife Pharma Inc. (the “Company” or “BetterLife”) for the three months ended April 30, 2026. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and notes thereto for the three months ended April 30, 2026, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. The financial information presented in this MD&A is derived from the unaudited condensed consolidated interim financial statements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information including the Company’s future plans. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. Such forward looking information, including but not limited to statements pertaining to Company’s future plans and management’s belief as to the Company’s potential involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company and its operations to be materially different from estimated costs or results expressed or implied by such forward-looking statements. Forward looking information is based on management’s expectations regarding future growth, results of operations, future capital and other expenditures (including the amount, nature and sources of funding for such expenditures), business prospects and opportunities. Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the risks associated with the commercial viability of any products the Company is in the process of developing, delays or changes in plans with respect to any products, costs and expenses, the risk of foreign exchange rate fluctuations, risks associated with securing the necessary regulatory approvals and financing to proceed with any planned business venture, product development, and risks and uncertainties regarding the potential to economically scale and bring to profitability any of the Company’s current or planned endeavors. Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause the results of the Company’s business to not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. See the “Risks and Uncertainties” section of this MD&A for a further description of these risks. The forward-looking information included in this MD&A is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information.

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BUSINESS OVERVIEW

BetterLife is a publicly traded corporation incorporated on June 10, 2002 in the Province of British Columbia, Canada under the name “649186 B.C. Ltd.”. On September 9, 2003, the Company changed its name to “Xerxes Health Corp.”. On June 26, 2007, it changed its name to “Neurokine Pharmaceuticals Inc.”. On April 7, 2015, the Company changed its name to “Pivot Pharmaceuticals Inc.” and on December 5, 2019, it changed its name to “BetterLife Pharma Inc.”. The Company’s principal executive office is located at 1275 West 6th Avenue, #300, Vancouver, B.C. Canada V6H 1A6. BetterLife’s common shares are traded on the Canadian Securities Exchange under the symbol “BETR” and on the OTCQB under the symbol “BETRF”.

BetterLife is an emerging biotechnology company primarily focused on developing compounds for the treatment of neurological pain indications. BetterLife is also refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight viral infections.

The Company’s management team has implemented a business-minded and cost-conscious approach to product research and development and will use contract development and manufacturing organizations on a fee for service basis to perform any research, development or production that is required.

Business Developments

On December 18, 2020, the Company acquired 100% of the assets in Nutraneeds LLC (“Nutraneeds”) in an all-stock transaction. The assets acquired address unmet mental health needs through the development of patented next generation psychedelic therapeutics, including the lysergic acid diethylamide (“LSD”) derivative 2-Bromo-LSD.

Product Description and Target Disease

BETR-001’s active chemical is 2-bromo-lysergic acid diethylamide (“2-bromo-LSD”). BETR-001 is a non-hallucinogenic neuroplastogen that is believed to mimic the projected therapeutic potential of LSD without the burden of its hallucinogenic effects. Human clinical trials were conducted several decades ago with 2-bromo-LSD synthesized from LSD. These trials showed that 2-bromo-LSD did not cause hallucinations. There has been accumulating evidence that LSD may be effective in treating neuropsychiatric disorders. LSD’s hallucinogenic properties are believed to arise from its pharmacological effects on the serotonin 5HT2A receptor. The 2-bromo modification on the LSD structure is proposed to alter the pharmacological effect of the compound on the 5HT2A receptor, and lead to 2-bromo-LSD’s non-hallucinogenic properties compared to LSD, while maintaining its therapeutic potential. Previously, 2-bromo-LSD has been tested in studies in humans, mainly in healthy subjects. Most of these studies were conducted in the 1950s. In 2010, a case series study in cluster headaches was reported showing that treatment with 2-bromo-LSD was effective against cluster headaches. The Company plans to develop BETR-001 to treat neurological pain indications, with an initial emphasis on cluster headache and migraine. BETR-001 is orally administered. The Company’s intended goal is to develop BETR-001 as a patient self-administered medication prescribed by a psychiatrist. In terms of regulations, 2-bromo-LSD per se is not usually classified as a controlled substance, but if its synthesis uses LSD as starting material, the synthesis falls under Schedule 1 controlled substance regulations. The Company has developed and uses a manufacturing process pathway that does not use LSD as starting material to make 2-bromo-LSD, a manufacturing process that is protected by the Company’s issued and provisional patents. This manufacturing is therefore not subject to Schedule 1 controlled substance restrictions, and the Company can move ahead with BETR-001 large scale synthesis without these restrictions.

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BetterLife also owns the following drug candidates for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

MM-001 is a topical formulation of recombinant human interferon alpha-2b (“IFNa2b”) based on the patented Biphasix™ drug formulation technology. The Biphasix formulation allows stable cream formulation of IFNa2b and its delivery across the dermis/mucosa, with minimal systemic exposure.

MM-003 is a patent pending proprietary recombinant human IFNa2b inhalation formulation. IFNa2b is a known broad acting anti-viral protein that is normally naturally synthesized by the body’s cells as the first line of defense against viral infections.

Product Current Stage of Development

2-bromo-LSD, the active ingredient in BETR-001, as synthesized by others, has been tested in human studies previously, mainly in healthy subjects. Most of these human studies were conducted at the end of the 1950’s and early 1960’s. The CMC (chemistry, manufacturing, controls) specifications of the 2-bromo-LSD in these studies is not known. Therefore, for purposes of US Food and Drug Administration (“FDA”) or other health regulatory authority purposes to start human clinical trials, BETR-001 is classified as a new molecular entity and is currently at the preclinical stage of development.

Product Current Regulatory Status, Development Strategy and Projected Timelines

BetterLife is currently completing GMP manufacturing of BETR-001 oral capsules. Simultaneously, BetterLife has started and plans to complete all the necessary preclinical and investigational new drug (“IND”) enabling toxicology studies. Upon clearance of the IND, BetterLife currently plans to conduct a randomized placebo-controlled Phase 1A clinical trial in healthy volunteers, which will then be followed with a Phase 1B trial in patients with headache disorders.

DISCUSSION OF OPERATIONS

Following is a discussion of the Company’s financial results for the three months ended April 30, 2026, compared to the comparative period in the prior fiscal year.

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	THREE MONTHS ENDED
	April 30, 2026		April 30, 2025
Revenue	$	nil	$ nil
Operating expenses		(585,119)	(310,683)
Other income (expense):
Accretion expense		(6,555)	(29,894)
Change in financial guarantee liability		(6,486)	nil
Changes in fair values of warrant liabilities		(20,268)	31,312
Gains from extinguishment/forgiveness of debts		35,820	149,993
Loss from modification of loan		(6,500)	nil
Interest expense		(23,240)	(47,208)
Other		(274)	(574)
Net loss		$(612,622)	$(207,054)

Net loss for the three months ended April 30, 2026 increased by approximately $405,000 from the three months ended April 30, 2025. An increase in operating expenses by approximately $274,000 contributed to this increase in net loss (discussed below). In the prior period, the Company recorded a gain from extinguishment of debts of approximately $150,000 pursuant to settlement of accounts payable and amounts due to related parties through issuance of 14,999,303 common shares. The gain on extinguishments of debts in the current reporting period was approximately $36,000.

Expenses

	THREE MONTHS ENDED
	April 30, 2026	April 30, 2025
Consulting fees	$51,320	$59,392
Foreign exchange loss (gain)	23,724	(160,064)
General and administrative	24,238	53,243
Professional fees	86,207	50,696
Research and development	21,502	13,623
Wages, salaries and employment expenses	378,128	293,793
Operating expenses	$585,119	$310,683

Operating expenses increased by approximately $274,000 as a result of the following:

•	During the three months ended April 30, 2026, the Company recorded a foreign exchange loss of $24,000 compared to a foreign exchange gain of $160,000 in the prior period. During the 2025 period, strengthening of the Canadian dollar relative to the US dollar and reduction of US dollar-denominated liabilities as a result of debt settlements (discussed above) resulted in a foreign exchange gain being reported.
•	Wages, salaries and employment expenses increased from $294,000 to $378,000. During the three months ended April 30, 2026, 6.05 million stock options were granted, resulting in approximately $100,500 in share-based payment expenses being recorded in wages, salaries and employment expenses (three months ended April 30, 2025 - $nil).

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The table below presents material components of general and administrative expense:

	THREE MONTHS ENDED
	April 30, 2026	April 30, 2025
Business fees and licenses	$1,414	$	nil
Information technology	260		2,812
Investor relations	nil		24,000
Office	3,089		5,073
Press release	nil		6,309
Public listing expense	13,781		11,675
Telecommunications	391		892
Travel, meals and entertainment	nil		735
Website costs	5,303		1,747
	$24,238		$53,243

General and administrative expenses decreased by approximately $29,000 due primarily to a decrease in investor relations expense of $24,000. In October 2025, the Company terminated its investor relations position. The Company also terminated its press release service provider and will be utilizing a more cost-effective pay-on-use press release service, resulting in a decrease in press release expense.

SUMMARY OF QUARTERLY RESULTS AND FOURTH QUARTER

The following table presents a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	QUARTERS ENDED
	April 30, 2026	January 31, 2026		October 31, 2025		July 31, 2025
Total revenue	$ nil	$	nil	$	nil	$	nil
Net loss	$(612,622)		$(381,623)		$(420,130)		$(504,111)
Net loss per share – basic	$(0.004)		$(0.002)		$(0.003)		$(0.003)
Net loss per share - diluted	$(0.004)		$(0.002)		$(0.003)		$(0.003)

	QUARTERS ENDED
	April 30, 2025	January 31, 2025		October 31, 2024		July 31, 2024
Total revenue	$ nil	$	nil	$	nil	$	nil
Net (loss) income	$(207,054)		$(767,058)		$642,771		$(1,448,284)
Net (loss) income per share – basic	$(0.002)		$(0.006)		$0.005		$(0.012)
Net (loss) income per share - diluted	$(0.002)		$(0.006)		$0.005		$(0.012)

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Net loss for the quarter ended July 31, 2024 was higher than other quarters due mainly to the increase in share-based payment expense related to 2.2 million share purchase options, valued at approximately $1.7 million and granted by MedMelior to officers, directors and consultants.

The Company recorded a net income during the quarter ended October 31, 2024. During this quarter, approximately $759,000 was recorded as a financial guarantee recovery to reflect financial guarantee liability at the amount issued as judgement against the Company by the Superior Court of Quebec (discussed below under “Commitments and Contingencies”). The amount issued as judgement was lower than what the Company had previously estimated. In addition, the Company recorded a gain from legal claim of approximately $557,000 pursuant to the conclusion of claims against the Company and MedMelior Inc. in the State and Federal Courts.

Net loss during the quarters ended April 30, 2025 through January 31, 2026 decreased from the quarter ended January 31, 2025 as the Company did not record any significant share-based payment expenses and continued its efforts at minimizing expenditures. Other factors, such as gains from extinguishment of debts, fair values of warrant liabilities and foreign exchange effects, also contributed to the decreases in net loss.

Net loss for the quarter ended April 30, 2026 increased from four prior quarters due mainly to increased share-based payment expense recorded within wages, salaries and employment expenses as discussed above under “Expenses”.

LIQUIDITY AND CAPITAL RESOURCES

The Company manages its liquidity risk by reviewing, on an ongoing basis, its capital requirements and capital structure. The Company makes adjustments to its capital structure in light of changes in economic conditions and the risk characteristics of its assets. To maintain or adjust its capital structure, BetterLife may issue new common shares or debentures, acquire or dispose of assets or adjust the amount of cash. While the Company has incurred losses to date, with an accumulated deficit of $120,700,750 at April 30, 2026, management expects to continue to fund its development efforts through its access to public capital markets. On June 21, 2026, the Company closed on a private placement of convertible debenture for gross proceeds of $2,000,000 from a director, which will fund remaining IND-enabling work on BETR-001 as the Company focuses its business plans on neurological pain indications. The Company will require additional funds from equity/debt financings or strategic business alliances to support its future clinical efforts. There can be no assurance that the Company will gain adequate market acceptance for its projects or be able to generate sufficient positive cash flow to achieve its business plans. Therefore, the Company is subject to risks including, but not limited to, its inability to raise additional funds through equity and/or debt financing to support ongoing operations. See “Risks and Uncertainties”.

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Working Capital

The following table presents the Company’s working capital at April 30 and January 31, 2026:

	April 30, 2026	January 31, 2026
Current assets	$242,428	$219,903
Current liabilities	6,649,119	6,679,109
Working capital deficiency	$6,406,691	$6,459,206

There was a small decrease in working capital deficiency as at April 30, 2026. On April 15, 2026, the Company closed on a private placement for proceeds of $499,600, of which $258,000 in subscription proceeds were received during the three months ended April 30, 2026. This contributed to the improvement in working capital deficiency. In addition, carrying amounts of convertible debentures and related accrued interest totaling approximately $214,000 were converted to 2,153,206 units, resulting in a decrease in convertible debentures included within current liabilities.

Statements of Cash Flows

The following table presents the Company’s cash flows for the three months ended April 30, 2026 and 2025:

	THREE MONTHS ENDED
Net cash provided by (used in):	April 30, 2026	April 30, 2025
Operating activities	$(239,233)	$(14,245)
Financing activities	255,059	25,000
Effect of foreign exchange rate changes on cash	180	63
Increase in cash for the period	$16,006	$10,818

On April 15, 2026, the Company closed on a private placement for proceeds of $499,600, of which $258,000 in subscription proceeds were received during the three months ended April 30, 2026. These subscription proceeds allowed the Company to fund its working capital and operating activities.

Commitments and Contingencies

In March 2021, Olymbec Development Inc. (“Olymbec”) filed a judicial demand before the Superior Court (Civil Division) of Quebec and a judgement for a safeguard order was obtained by Olymbec against Pivot Pharmaceuticals Manufacturing Corp. (“Pivot”), a former subsidiary, and the Company, as guarantor of the lease at 285-295 Kesmark Street, Quebec (the “Lease”), ordering Pivot and the Company to jointly pay the full amount of the Lease on the first day of each month. In May 2021, a judgement for a safeguard order was issued ordering Pivot and the Company to provide post-dated cheques for monthly lease payments for the months of June through November 2021. In June 2021, a judgement granted Pivot and the Company until June 30, 2021 to pay the outstanding lease totaling $124,223 and to deliver post-dated cheques each in the amount of $49,410.51 for monthly lease payments for the months of July through November 2021, which were completed. On October 25, 2023, due to non-payment of rent by Pivot, Olymbec terminated the Lease. An order for Pivot’s bankruptcy was granted on December 11, 2023 by the Superior Court (Commercial Division) of Quebec. On December 16, 2024, the Superior Court (Civil Division) of Quebec issued a judgment ordering the Company to pay Olymbec $367,428, representing lease unpaid by Pivot and administrative charges, plus $15,000 as punitive damages. On March 17, 2025, this judgment was registered with the Supreme Court of British Columbia.

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The Company is a guarantor on the Lease, which was assigned together with the sale of Pivot in October 2020 pursuant to which the Company has recorded a financial guarantee liability of $419,341 (January 31, 2026 - $412,854).

At April 30, 2026, certain of the Company’s research and development programs, with a total contracted amount of approximately $679,200, were in progress of which the Company has paid approximately $380,200 and a further $299,000 remains to be paid in future periods.

At April 30, 2026, there may be a contingent liability related to potential interest or penalties that vendors may charge on the Company’s aged accounts payables. Due to the absence of reliable estimates for this amount, no provisions have been recorded by the Company.

Events After the Reporting Date

The following are events that have occurred subsequent to April 30, 2026:

(a)	The Company extended the maturity dates of promissory notes to December 31, 2027.

(b)

On May 11, 2026, the Company granted 3,500,000 stock options, with exercise price of US$0.045, expiry date of May 11, 2036 and monthly vesting over 24 months, to a director (“Executive Director”) appointed in May 2026.

On June 15, 2026, the Company granted 3,250,000 stock options, with exercise price of $0.07, expiry date of June 15, 2036 and quarterly vesting over 24 months, to officers and a director.

(c)	On June 15, 2026, maturity dates of the following share purchase warrants were extended as follows:

Number of Warrants	Exercise Price	Original Maturity Date	Extended Maturity Date
1,750,000	$0.13	July 1, 2026	July 1, 2027
350,000	$0.10	August 31, 2026	August 31, 2027
7,743,342	$0.10	September 27, 2026	September 27, 2027
4,090,904	$0.10	October 1, 2026	October 1, 2027
416,712	$0.10	October 29, 2026	October 29, 2027

(d)	On June 19, 2026, the Company issued 100,000 common shares to its Executive Director for corporate advisory services performed prior to his appointment as Executive Director.

(e)

On June 21, 2026, the Company closed on a non-brokered private placement of convertible debenture (“Debenture”) for gross proceeds of $2,000,000 issued to a director. The Debenture has an interest rate of 10% per annum, matures on June 1, 2027 and is convertible at $0.10 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.10 until June 1, 2029.

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RISKS AND UNCERTAINTIES

Financial Risks

Credit Risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash is held through reputable financial institutions in Canada and Australia. The carrying amounts of cash represent the maximum exposure to credit risk. As at April 30, 2026, this amounted to $28,576.

Interest Rate Risk

Interest rate risk is the risk that fair values of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities, due to related parties, financial guarantee liability, convertible debentures, current portion of loans payable and promissory notes are due within the current operating period.

Currency Risk

Currency risk is the risk of loss due to fluctuation of foreign exchange rates and the effects of these fluctuations on foreign currency denominated monetary assets and liabilities. A 5% change in exchange rates will increase or decrease the Company’s loss by approximately $155,000. The Company does not invest in derivatives to mitigate these risks.

Business Risks

The Company is exposed to a number of “Risk Factors”, which are summarized below:

•	There is substantial doubt as to whether the Company will continue operations. If the Company discontinues operations, shareholders could lose their investment.
•	The Company has incurred operating losses in each year since inception and may continue to incur substantial and increasing losses for the foreseeable future. The Company also has negative capital cash flows from operating activities. If the Company cannot generate sufficient revenues to operate profitably or with positive cash flow from operating activities, it may suspend or cease its operations.
•	The Company will require substantial additional funds to complete its development and commercialization activities, and if such funds are not available, the Company may need to significantly curtail or cease operations.
•	The Company’s inability to complete its development projects in a timely manner could have a material adverse effect of the results of operations, financial condition and cash flows.
•	The Company may not commence or complete clinical testing for any of its prospective pharmaceutical products and the commercial value of any clinical study will depend significantly upon the Company’s choice of indication and patient population selection. If BetterLife is unable to commence or complete clinical testing or if it makes a poor choice in terms of clinical strategy, the Company may never achieve revenues.

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•	The Company will rely on third parties to conduct its research, development and manufacturing activities. If these third parties do not perform as contractually required, fail to meet the Company’s manufacturing requirements and applicable regulatory requirements or otherwise expected, the Company may not be able to commercialize its products, which may prevent the Company from becoming profitable.
•	If the Company is unable to establish a sales, marketing and distribution infrastructure or enter into collaborations with partners to perform these functions, it may not be successful in commercializing its product candidates.
•	The Company’s product candidates may never gain market acceptance, which could prevent the Company from generating revenues.
•	The Company faces potential product liability exposure, and any claim brought against the Company may cause it to divert resources from normal operations or terminate selling, distributing and marketing any of its products. This may cause BetterLife to cease its operations as it relates to that product.
•	The manufacturing of all of the Company’s products will be subject to ongoing regulatory requirements, and may therefore be the subject of regulatory or enforcement action. The associated costs could prevent the Company from achieving its goals or becoming profitable.
•	Since certain of the Company’s directors are located outside of Canada, shareholders may be limited in their ability to enforce Canadian civil actions against the Company’s directors for damages to the value of their investment.
•	The Company plans to indemnify its directors and officers against liability to the Company and its security holders, and such indemnification could increase its operating costs.
•	The Company has no sources of product revenue and it will not be able to maintain operations and research and development without sufficient funding.
•	The Company is highly dependent upon certain key personnel and their loss could adversely affect the Company’s ability to achieve its business objectives.
•	If the Company breaches any of the agreements under which it licenses rights to product candidates or technology from third parties, it can lose license rights that are important to its business. The Company’s current license agreements may not provide an adequate remedy for breach by the licensor.
•	Preclinical and clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results and the Company’s product candidates may not have favorable results in later trials or in the commercial setting.
•	If the Company is unable to enroll subjects in clinical trials, it will be unable to complete these trials on a timely basis.
•	If the Company’s competitors develop and market products that are more effective than the Company’s existing product candidates or any products that it may develop, or obtain marketing approval before the Company does, the Company’s products may be rendered obsolete or uncompetitive.
•	The Company relies on contract manufacturers over whom it has limited control. If the Company is subject to quality, cost or delivery issues with the preclinical and clinical grade materials supplied by contract manufacturers, its business operations could suffer significant harm.
•	The Company’s future success is dependent primarily on the regulatory approval of a single product.
•	The Company will be subject to extensive government regulation that will increase the cost and uncertainty associated with gaining final regulatory approval of its product candidates.

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•	The Company’s products may become subject to unfavorable pricing regulations, third-party coverage and reimbursement practices or healthcare reform initiatives, thereby having an adverse effect on its business.
•	Negative results from clinical trials or studies of others and adverse safety events involving the targets of the Company’s products may have an adverse impact on future commercialization efforts.
•	The Company faces the risk of product liability claims, which could exceed its insurance coverage and produce recalls, each of which could deplete cash resources.
•	Changes in government regulations, although beyond the Company’s control, could have an adverse effect on its business.
•	The Company’s discovery and development processes may involve the use of companion diagnostics or biomarkers.
•	Significant disruption in availability of key components for ongoing preclinical and clinical studies could considerably delay completion of potential clinical trials, product testing and regulatory approval of potential product candidates.
•	The Company’s products or technologies may need to be used in connection with third-party technologies or products.
•	The Company may pursue other business opportunities in order to develop its business and/or products.
•	Generally, a litigation risk exists for any company that may compromise its ability to conduct the Company’s business.
•	The Company’s success depends on its ability to effectively manage its growth.
•	It may be difficult for non-Canadian investors to obtain and enforce judgments against the Company because of its Canadian incorporation and presence.
•	Significant disruptions of information technology systems or security breaches could adversely affect the Company’s business.

Risks Related to the Company’s Intellectual Property

•	If the Company is unable to maintain and enforce its proprietary intellectual property rights, it may not be able to operate profitably.
•	If the Company is the subject of an intellectual property infringement claim, the cost of participating in any litigation could cause the Company to go out of business.
•	The Company may, in the future, be required to license patent rights from third-party owners in order to develop its products candidates. If the Company cannot obtain those licenses or if third party owners do not properly maintain or enforce the patents underlying such licenses, the Company may not be able to market or sell its planned products.
•	The Company’s reliance on third parties requires it to share its trade secrets, which increases the possibility that a competitor will discover them.

Risks Associated with BetterLife’s Securities

•	Trading on the OTC Bulletin Board and the Canadian Securities Exchange (the “CSE”) may be volatile and sporadic, which could depress the market price of the Company’s common shares and make it difficult for its shareholders to resell their shares.
•	The Company’s common share is or may be considered a penny stock. Trading of BetterLife’s common shares may be restricted by the SEC’s penny stock regulations and FINRA’s sales practice requirements, which may limit a shareholder’s ability to buy and sell their shares.
•	Shareholders will experience dilution or subordinated stockholder rights, privileges and preferences as a result of the Company’s financing efforts.
•	The Company does not intend to pay dividends and there will thus be fewer ways in which shareholders are able to make a gain on their investment, if at all.
•	The price of the Company’s shares may be subject to fluctuation in the future based on market conditions.

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The Company has sought to identify what it believes to be the most significant risks to its business, but it cannot predict whether, or to what extent, any of such risks may be realized nor can it guarantee that it has identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to BetterLife’s common shares.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, results of operations or cash flows.

TRANSACTIONS BETWEEN RELATED PARTIES

During the three months ended April 30, 2026, BetterLife entered into transactions and had outstanding balances with various related parties. The transactions with related parties are in the normal course of business.

Key Management Compensation

Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company and includes the chief executive officer, chief operating officer and chief financial officer. During the three months ended April 30, 2026, compensation of key management, directors and former directors of the Company, consisting of salaries, director fees and share-based payments, totaled $389,687 (three months ended April 30, 2025 - $313,091), of which $146,169 were share-based payments related to long-term incentive plans (three months ended April 30, 2025 - $54,133). Key management compensation for the three months ended April 30, 2026 was accrued in the Company’s condensed consolidated interim financial statements and remain unpaid. During the three months ended April 30, 2026:

•	5,600,000 share purchase options were granted to directors and officers (three months ended April 30, 2025 – nil).
•	300,000 share purchase options for former directors were forfeited (three months ended April 30, 2025 – nil).
•	No share purchase options for directors and officers expired (three months ended April 30, 2025 – 1,900,000)

Other Related Party Transactions

At April 30, 2026, the Company owed $1,578,784 to key management and directors (January 31, 2026 - $1,415,082), of which $341,890 bear interest at 8% per annum (January 31, 2026 - $258,484). Promissory notes include accrued interest of $20,431 owed to directors and the Chief Executive Officer (January 30, 2026 - $14,418).

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During the three months ended April 30, 2026:

•	The Company recorded $6,013 in interest expense on promissory owed to directors and the Chief Executive Officer.
•	The Company issued 10,308,039 common shares pursuant to the settlement of amounts due to directors and officers totaling $1,030,804.

During the three months ended April 30, 2025, the Company issued 10,308,039 common shares pursuant to the settlement of amounts due to directors and officers totaling $1,030,804.

PROPOSED TRANSACTIONS

There are none.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year. Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments.

The following are the critical judgments and estimates that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements:

•	Expense or capitalization of research and development expenditures;
•	Impairment of non-financial assets;
•	Estimation of interest and penalties on aged accounts payables and estimation of provisions and contingent liabilities;
•	Fair value of convertible debentures;
•	Assessment of functional currency;
•	Determination of share-based payment expenses;
•	Allocation of proceeds from issuance of units between common shares and warrants; and
•	Assessment of going concern.

CHANGES IN ACCOUNTING POLICIES

New Accounting Standards and Interpretations

The following new accounting standard and interpretation will be adopted by the Company subsequent to April 30, 2026.

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IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1 Presentation of Financial Statements. IFRS 18 will establish a revised structure for the consolidated statements of comprehensive income and improve comparability across entities and reporting periods. IFRS 18 is effective for annual periods beginning on or after January 1, 2027, with early adoption permitted. The new standard is required to be adopted retroactively, with certain transition provisions. The Company is evaluating the impact of adopting IFRS 18 on the condensed consolidated interim financial statements.

The following new accounting standard and interpretation has been adopted by the Company effective February 1, 2026.

IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, to provide further guidance on the timing of recognition and derecognition of financial instruments at settlement date, except for regular way purchases or sales of financial assets, and certain financial liabilities meeting conditions for a new exception which permits companies to elect to derecognize certain financial liabilities settled via electronic payment systems earlier than the settlement date. Additional guidance was also provided on assessing whether a financial asset meets the solely payments of principal and interest criterion, and issued new disclosure requirements. This amendment is effective for annual periods beginning on or after January 1, 2026. The Company has determined that there is no material impact to its condensed consolidated interim financial statements on adoption.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

In accordance with IFRS, financial assets are classified into one of the following categories: amortized cost, fair value through other comprehensive income or fair value through profit or loss. Accounts receivable, excluding tax receivables, are classified as amortized cost. Their carrying values approximate fair value due to their limited time to maturity and ability to convert them to cash in the normal course. Financial liabilities are measured at amortized cost, unless they are required to be measured at fair value through profit or loss. The Company’s accounts payable and accrued liabilities, due to related parties, financial guarantee liability, convertible debentures, loans payable and promissory notes are measured at amortized cost. The Company’s warrant liabilities are measured at FVTPL. The carrying values of accounts receivable excluding tax receivables, due to related parties, amounts payable and accrued liabilities, financial guarantee liability and promissory notes approximate the fair values due to the short-term nature of these items. The fair values of convertible debentures and loans payable are partially derived from market interest rates. The risk of material change in fair value is not considered to be significant due to a relatively short-term nature.

BetterLife recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At the end of each reporting period, the Company reviews the carrying amounts of long-lived assets to determine whether there is an indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment charge (if any). The recoverable amount is the higher of the fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is determined to be less than its recorded amount, the recorded amount of the asset is reduced to its recoverable amount. An impairment charge is recognized immediately in the condensed consolidated interim statement of loss and comprehensive loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to a maximum amount equal to the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

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The Company classifies and discloses fair value measurements based on a three-level hierarchy:

a.	Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities;
b.	Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and
c.	Level 3 – inputs for the asset or liability are not based on observable market data.

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At April 30 and January 31, 2026, cash was measured and recognized in the condensed consolidated interim statements of financial position using Level 1 inputs in the fair value hierarchy and warrant liabilities were measured and recognized in the condensed consolidated interim statements of financial position at fair values that are categorized as Level 3 in the fair value hierarchy.

SHARE DATA

The following table sets forth the outstanding common share, warrants, special warrants, compensation options, stock options and performance share units data for the Company as at June 26, 2026:

	Authorized	Issued
Common shares	Unlimited	161,887,025
Warrants		45,209,530
Stock options		15,800,000
Performance share units		5,225,000

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s audited year-end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedarplus.ca) and in the United States on EDGAR (www.sec.gov/edgar).

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